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                                                                    EXHIBIT 99.1

FOR IMMEDIATE RELEASE

                                            Contact:    Becky Haight
                                                        Investor Relations
                                                        Pathnet
                                                        877 227-5600
                                                        investor@pathnet.net

                                                        Kye Presley-Dowd
                                                        Media Relations
                                                        Pathnet
                                                        202 295-3286
                                                        kpresleydowd@pathnet.net

                      PATHNET REPORTS THIRD QUARTER RESULTS

WASHINGTON, DC, NOVEMBER 9, 1999-- Pathnet, a privately-held carrier's carrier of digital telecommunications capacity to under-served and second- and third-tier markets, today announced revenue of $584,000 for the quarter ended September 30, 1999, a 23% increase over 1998 third quarter revenue of $475,000. Earnings before interest, taxes, depreciation and amortization (EBITDA) for the quarter was a loss of $6.9 million.

"Pathnet has clearly evolved to a new level over the past six months," said president and chief executive officer Richard A. Jalkut. "Our installed network has grown from 3,900 to 6,100 route miles, and we recently announced landmark agreements with Colonial Pipeline, BNSF and CSX. These agreements provide for combined investments in Pathnet of rights-of way and cash valued at $250 million. Our underlying ability to pick and choose from our new partners' extensive rights-of-way as dictated by demand, clearly facilitates our strategy of reaching target markets through unique network corridors with a 'smart build' approach."

Pathnet increased its gross plant and equipment by $24.3 million in the third quarter, bringing total plant and equipment acquired to $110.6 million. Depreciation and amortization expense for the quarter was $2.1 million, compared to $0.2 million for the third quarter of 1998. The company activated 2,200 additional route miles of network during the quarter, bringing total activated network to 6,100 route miles.

"Pathnet's backbone network is proceeding as planned, and our new agreements will clearly enhance our capabilities in the future" said Bob Rouse, Pathnet chief operating officer. "On a related front, we've also made tremendous progress with collocations. To date we've completed over 20 collocations which provide us with a way to differentiate ourselves, while adding significant value for our carrier customers," he added.


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Third Quarter Highlights and Recent Developments

- Announced potential investment valued at $250 million from Colonial Pipeline, BNSF and CSX

-  Construction on 1,100 mile Chicago to Denver fiber route on schedule

- Completed 2,200 miles of network in third quarter, bringing total route miles of network activated to 6,100

-  Completed Y2K compliance work

-  Promoted Bob Rouse to chief operating officer

- Shawn O'Donnell, senior vice president of engineering and construction, Gerry Sharp, vice president and chief technology officer and Chuck Liggett, senior vice president and chief marketing officer joined senior management team

Pathnet is a carriers' carrier providing high capacity, digital bandwidth and access services to under-served and second- and third-tier U.S. markets. It provides service to inter-exchange carriers, local exchange carriers, Internet service providers, Regional Bell Operating Companies, cellular operators and resellers. Pathnet currently has 6,100 route miles of completed network and 1,400 route miles of network under construction. The company's headquarters are located in Washington, D.C., at 1015 31st Street, NW, Washington, D.C., 20007. For additional information about Pathnet, visit the company Web site at www.pathnet.net.

The statements made by Pathnet in this press release may be forward looking in nature. No assurance can be given that future results will be achieved; actual results may differ materially from those projected in forward looking statements. Pathnet believes that its primary risk factors include, but are not limited to: signing additional agreements with private network operators and others; offering services to telecom service providers; entering into partnering arrangements; and building a digital network. Additional information concerning these and other potential important factors can be found within Pathnet's public filings with the U.S. Securities and Exchange Commission. Statements in this release should be evaluated in light of these important factors.


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                                  PATHNET, INC.
                CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
                      (IN THOUSANDS EXCEPT PER SHARE DATA)


                                           FOR THE THREE MONTHS ENDED    FOR THE NINE MONTHS ENDED
                                                  SEPTEMBER 30,                 SEPTEMBER 30,
                                                  -------------                 -------------
                                               1999           1998           1999          1998
                                               ----           ----           ----          ----
Revenue                                     $     584      $     475      $   2,275     $    1,050
                                            ---------      ---------      ---------     ----------
Expenses:
    Cost of revenue                             4,259          1,621          9,579          5,386
    Selling, general and administrative         3,197          2,694          9,500          6,722
    Depreciation                                2,143            204          3,714            315
                                            ---------      ---------      ---------     ----------
        Total expenses                          9,599          4,519         22,793         12,423
                                            ---------      ---------      ---------     ----------
Net operating loss                             (9,015)        (4,044)       (20,518)       (11,373)
Interest expense                               (9,987)       (11,151)       (30,318)       (21,862)
Interest income                                 3,319          4,729         10,511          9,574
Other                                            (244)        (1,354)           (84)        (1,354)
                                            ---------      ---------      ---------     ----------
        Net loss                            $ (15,927)     $ (11,820)     $ (40,409)    $  (25,015)
                                            =========      =========      =========     ==========
Basic and diluted loss per
    Common share                            $   (5.44)     $   (4.07)     $  (13.88)    $    (8.62)
                                            =========      =========      =========     ==========
Weighted average number of
    Common shares outstanding                   2,926          2,902          2,912          2,902
                                            =========      =========      =========     ==========

Other Data:
    EBITDA (1)                              $  (6,872)     $  (3,840)     $ (16,804)    $  (11,058)
                                            =========      =========      =========     ==========

(1) EBITDA comprises earnings before interest, taxes, depreciation and amortization


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                                  PATHNET, INC.
                           CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT ROUTE MILES)

                                                                            SEPTEMBER 30,       DECEMBER 31,
                                                                                1999               1998
                                                                                ----               ----
                                                                             (UNAUDITED)
                                ASSETS

Cash and cash equivalents                                                     $  98,896          $  57,322
Marketable securities available for sale, at market                              69,420             97,896
Other current assets                                                              2,412              7,261
                                                                              ---------          ---------
      Total current assets                                                      170,728            162,479
Property and equipment, net                                                     106,124             47,971
Marketable securities available for sale, at market                               5,103             71,900
Pledged marketable securities held to maturity                                   42,380             61,825
Other assets                                                                     14,240             21,239
                                                                              ---------          ---------
        Total assets                                                          $ 338,575          $ 365,414
                                                                              =========          =========
               LIABILITIES, MANDATORILY REDEEMABLE
         PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT)

Total current liabilities                                                        33,123             20,280
Bonds payable, net of unamortized bond discount of $3,481                       346,519            346,212
Other non-current liabilities                                                       264                 --
Total mandatorily redeemable preferred stock                                     35,970             35,970
Total stockholders' equity (deficit)                                            (77,301)           (37,048)
                                                                              ---------          ---------
        Total liabilities, mandatorily redeemable preferred stock and
        stockholders' equity (deficit)                                        $ 338,575          $ 365,414
                                                                              =========          =========


Selected statistical data:
        Route miles under construction                                            1,400
        Route miles complete                                                      6,100


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